SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Commtouch Software Ltd.

(NAME OF ISSUER)

Ordinary Shares

(TITLE OF CLASS OF SECURITIES)

M25596 202

(CUSIP NUMBER)

Gary Davis
c/o Commtouch Inc.
292 Gibraltar Dr., Ste. 107
Sunnyvale, CA 94089
650-864-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 19, 2009

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE  FOLLOWING BOX ☐.

NOTE:  SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.  SEE RULE 13D-7 FOR OTHER PARTIES  TO WHOM  COPIES  ARE  TO  BE  SENT.

*  THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO		M25596 202

(1)		NAMES OF REPORTING PERSONS
Gideon Mantel

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☒

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	PF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
1,356,499

	(8)	SHARED VOTING POWER

	(9)	SOLE DISPOSITIVE POWER
1,356,499

	(10)	SHARED DISPOSITIVE POWER

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,356,499

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this statement relates are Ordinary Shares par value NIS 0.15 per share, and options for the acquisition of Ordinary Shares.

The issuer is:

Commtouch Software Ltd.
4A Hazoran Street
Poleg Industrial Park
P.O. Box 8511
Netanya 42504, Israel

ITEM 2.	IDENTITY AND BACKGROUND.

Gideon Mantel (the "Reporting Person”)

Mr. Mantel’s address is c/o Commtouch Software Ltd.
4A Hazoran Street, Poleg Industrial Park
Netanya 42504, Israel

The reporting person’s principal occupation is that of Commtouch CEO and Chairman of the Board. Commtouch’s headquarters is located at the address listed above.

The Reporting Person, during the last five years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

The Reporting Person is an Israeli citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person has not acquired any Ordinary Shares of the Issuer in the recent past; this filing was necessitated by the Issuer’s repurchase of Ordinary Shares during 2008-2009, causing the Reporting Person’s holdings in the Issuer to increase beyond 5% beneficially. The date November 19, 2009 which is denoted above as the “date of the event” does not reflect the actual date that the Issuer’s repurchase program caused the Reporting Person’s holdings to exceed 5%; it is utilized for convenience only.  The Reporting Person has no current plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

a.
The Reporting Person beneficially owns 1,356,499 Ordinary Shares in the Issuer, constituting approximately 5.4% of the Issuer’s Ordinary Shares outstanding as of November 19, 2009(including all options exercisable within 60 days of November 19, 2009 by the Reporting Person).  13,881 Ordinary Shares were purchased on the open market, 389,145 Ordinary Shares were acquired directly from the Issuer and 953,473 Ordinary Shares are issuable under vested option grants held by the Reporting Person.

b.	The Reporting Person has the sole power to vote and dispose of all of his above described holdings.
c.	None.
d.	None.
e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person is a party to the Ordinary Shares and Warrants Purchase Agreement dated February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A thereto, incorporated herein by reference to Exhibit 2.8 to Annual Report for fiscal year ended December 31, 2001 on Form 20-F of Commtouch Software, Ltd., file number 000-26495.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

The document identified in Item 6 is necessarily included as an exhibit due to its incorporation by reference. No material as listed in the instructions to Item 7 is included as an exhibit.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

November 19, 2009
Date

/S/ Gideon Mantel
Signature

Gideon Mantel
Name/Title

EXHIBIT INDEX
Exhibit Number	Description of Document

1
Ordinary Shares and Warrants Purchase Agreement dated February 27, 2002 by and between the Issuer, Reporting Person and certain other investors, incorporated by reference to Exhibit 2.8 to Annual  Report for fiscal year ended  December 31, 2001 on Form 20-F of Commtouch  Software,  Ltd., file number 000-26495.